SEC File Number:	00051458
CUSIP Number:	434711107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HOKU CORPORATION
Full Name of Registrant

Former Name if Applicable

1288 ALA MOANA BLVD., STE 220,
Address of Principal Executive Office (Street and Number)

HONOLULU, HAWAII 96814
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Hoku Corporation (together with its subsidiaries, the “Company”) has determined that it was unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2011 (the “Form 10-K”) by June 29, 2011 without unreasonable effort and expense for the reasons described in the following paragraphs.

Pursuant to the Company’s polysilicon supply agreement (the “Solargiga Agreement”) with Wealthy Rise International, Ltd., a wholly owned subsidiary of Solargiga Energy Holdings, Ltd. (“Solargiga”), if the Company did not commence delivery of polysilicon to Solargiga by May 2011, Solargiga would have the right to terminate the Solargiga Agreement and require the repayment of Solargiga’s $20.2 million prepayment.  The Company did not make any shipments to Solargiga by the May 2011 deadline, and the Company has been negotiating with Solargiga regarding a possible amendment of such agreement to extend the initial delivery date.  On June 28, 2011, the Company completed such negotiation and entered into an amendment to the Solargiga Agreement (the “Solargiga Amendment”), pursuant to which Solargiga has agreed to extend the initial delivery date to May 2012, in exchange for, among other things, certain adjustments in its purchase prices and the issuance by the Company of a warrant to purchase an aggregate of 1,196,581 shares of the common stock of the Company, at an exercise price of $2.75 per share.

In addition, the Company is in discussions with its other customers regarding the extension of delivery dates beginning on June 30, 2011 in their supply agreements.  Under the terms of all supply agreements, the failure to deliver polysilicon by the stated delivery dates will allow the customers to terminate the supply agreements, require the repayment of the deposits under the agreement, which in the aggregate amount to $140 million which in turn also could result in an event of default under the Company’s existing credit agreements with its third party lenders.  The event of default under the Company’s existing credit agreements could result in its lenders accelerating repayment of the Company’s third party debt, which the Company does not have the wherewithal to repay.  The third party credit agreements are all secured by standby letters of credit drawn by the Company’s majority shareholder, as collateral. To the extent that the third party lenders accelerate repayment of the debt, the Company’s majority shareholder has provided a letter of commitment to the Company that it would not demand repayment from the Company until the original due dates of the third party credit agreements ranging from May 2012 through June 2016.
The Company is also in the process of evaluating whether the accounting treatment for its investment in Hoku Solar Power I, LLC, which had been accounted for by the Company as a consolidated variable interest entity, is appropriate.

The Company is considering the effects of the matters discussed above on disclosures in its Form 10-K.

While the Company’s staff and resources have been substantially committed to completing the foregoing, it ultimately have been unable to complete all of the steps necessary to file its Form 10-K on a timely basis. The Company intends to file its Form 10-K as promptly as practicable and in any event before July 14, 2011, the prescribed due date pursuant to this Form 12b-25.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Darryl Nakamoto	808	682-7800
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 9, 2011, the Company announced its unaudited financial information for the quarter and year ended March 31, 2011. A copy of the press release was furnished as Exhibit 99.1 to the Company’s current report on Form 8-K dated June 9, 2011. Revenues for the quarters ended March 31, 2011 and 2010 were $290,000 and $776,000, respectively. Revenue for the fiscal year ended March 31, 2011 was $3.6 million compared to $2.6 million for fiscal 2010.  Net loss, computed in accordance with U.S. generally accepted accounting principles, or GAAP, for the quarter ended March 31, 2011 was $4.1 million, or $0.07 per diluted share, compared to $2.0 million, or $0.04 per diluted share, for the same period in fiscal 2010. GAAP net loss for the fiscal year ended March 31, 2011 was $11.8 million, or $0.22 per diluted share, compared to $5.4 million, or $0.23 per diluted share, for fiscal 2010.   The unaudited financial information announced in the Company’s June 9, 2011 press release remains subject to completion of the audit in connection with the filing of the Form 10-K, as described in Part III above.

Forward-Looking Statement

This notification contains forward-looking statements that involve many risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors include the risks, uncertainties and other factors disclosed in the Company’s most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. In evaluating these statements, you should specifically consider the risks described in the Company’s filings with the Securities and Exchange Commission, as applicable. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

HOKU CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2011	By	/s/ Darryl Nakamoto
Darryl Nakamoto
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).